Exhibit (a)(5)(f)

FOR IMMEDIATE RELEASE

Contact:	Dave Farmer
508-293-7206
farmer_dave@emc.com

EMC COMPLETES TENDER OFFER FOR IOMEGA

HOPKINTON, Mass. – June 9, 2008 — EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, today announced successful completion of the tender offer for the outstanding shares of common stock of Iomega Corporation (NYSE: IOM).  EMC expects to complete the Iomega acquisition within the next several business days.  At that time, Iomega will disclose the completion of the merger in a Current Report on Form 8-K filed with the Securities and Exchange Commission.

The tender offer expired at 5:00 p.m., Eastern Daylight Time, on Friday, June 6, 2008.  As of that time, approximately 45,536,839 shares of Iomega were validly tendered and not properly withdrawn (including 334,034 shares tendered under guaranteed delivery procedures), representing approximately 83%, or 77% on a fully diluted basis, of Iomega’s outstanding common stock.  All shares that were validly tendered and not properly withdrawn on or prior to that time have been accepted for purchase. EMC will promptly issue payment for all such shares.

EMC also announced its intent (through Emerge Merger Corporation) to purchase from Iomega the number of additional shares sufficient to represent ownership of more than 90% of Iomega’s outstanding shares, when combined with the shares purchased in the tender offer.  Following the exercise, EMC expects to effect, without a vote or meeting of Iomega stockholders, a short-form merger to complete the acquisition of Iomega.  As a result, Emerge Merger Corporation will merge with and into Iomega, with Iomega continuing as the surviving corporation and as a direct wholly owned subsidiary of EMC.

Any shares of Iomega common stock not tendered to EMC in EMC’s tender offer (other than shares held by stockholders who properly demand and perfect appraisal rights under Delaware law and any shares owned by Iomega, EMC or any of their subsidiaries) will then be converted into the right to receive the same $3.85 in cash per share, without interest and less any required withholding taxes, that was paid in the tender offer.

Following the merger, Iomega common stock will cease to be traded on the NYSE.

About EMC

EMC Corporation (NYSE: EMC) is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Information about EMC’s products and services can be found at www.EMC.com.

EMC is a registered trademark of EMC Corporation. Iomega is a registered trademark of Iomega Corporation. All other trademarks are the property of their respective owners.

This release contains “forward-looking statements” as defined under the federal securities laws. These include, without limitation, all references to the date the merger will be completed.  Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) any adverse governmental reactions as we seek approvals for the acquisition of Iomega, or business partner reactions to the acquisition; (ii) material adverse changes in general economic or market conditions; (iii) the potential for Iomega’s employees to leave their positions as a result of the acquisition; (iv) changes in the business of EMC or Iomega; or (v) other one-time events and other important factors disclosed previously and from time to time in EMC and Iomega’s filings with the SEC. EMC disclaims any obligation to update any such forward-looking statements after the date of this release.